

Mail Stop 4631

January 13, 2010

By U.S. Mail

David Bullock
Chief Financial Officer
Graham Packaging Company Inc.
2401 Pleasant Valley Road
York, PA 17402

Re: Graham Packaging Company Inc.
      Registration Statement on Form S-1
      Filed December 23, 2009
      File No. 333- 163956

Dear Mr. Bullock:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please note that references in this letter to "our letter dated November 25, 2009" refer to the comment letter dated November 25, 2009 issued by the staff on the registration statement on Form S-1 (File No. 333-162815) filed by your affiliate GPC Capital Corp. II on November 2, 2009.

Registration Statement on Form S-1 Filed December 23, 2009

General

1.   We note your responses to comments one, two, three, four, five and 39 in our letter dated November 25, 2009. Please note that when you provide the information or materials sought by these comments we will require adequate time to review them.

Organizational Structure, page 27

2.   Please consider providing a diagram which depicts your organizational structure immediately prior to the reorganization and offering.

3.   We note your response to comment 12 in our letter dated November 25, 2009 and the additional disclosures provided. Graham Packaging Corporation and their affiliates or other entities controlled by Donald C. Graham and his family own a 14.3% limited partnership interest and 0.7% general partnership interest in Graham Packaging Holdings Company. The general partnership interests will be converted into limited partnership interests. Please further disclose how you determined the appropriate exchange rate for the general partnership interest, including what consideration was given to any special rights or privileges that were associated with the general partnership interests. Please also address why your wholly-owned subsidiary, BCP/Graham Holdings L.L.C, will retain its general partnership interests.

Unaudited Pro Forma Financial Information, page 34

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

Subsequent Events, page 36

4.   On November 12, 2009, you paid approximately $3.5 million to sell all of the shares of your wholly-owned subsidiary Graham Emballages Plastiques S.A.S. During the third quarter of 2009, you determined that the results of operations for this location would be reported as discontinued operations. Your consolidated statements of operations reflect these discontinued operations. Please tell us what consideration you gave as to whether any adjustments need to be made to your pro forma balance sheet related to this sale. For example, it would appear that you may need to reflect the cash payment made to sell the subsidiary as well as remove any assets and liabilities associated with the subsidiary from your pro forma balance sheet.

5.   Please tell us how you determined that you should not reflect the issuance of the $253.4 million senior unsecured notes in November 2009 in the pro forma financial information, including your consideration of the corresponding pro forma impact on interest expense. In this regard, we note that you have reflected the new debt issuance in your capitalization table on page 33. If you determine that the new debt issuance should be

reflected in the pro forma information, please include the adjustments related to these notes in a separate column. You should first present the adjustments related to the notes in one column which should be followed by the reorganization column and then a subtotal column. After this, you should continue to present the adjustments related to the offering in a separate column, which should be followed by a total column.

6. We note your response to comment 15 in our letter dated November 25, 2009. You will grant holders of options of Graham Packaging Holdings Company the right to exchange these options for options in Graham Packaging Company, Inc. Please help us better understand how you determined the exchange rights will result in little or no change in the fair value of the options and correspondingly little or no incremental compensation expense. You considered the influence of the planned IPO as well as the nature and amount of any additional value of Graham Packaging Company, Inc. versus Graham Packaging Holdings Company. Please provide us with a comprehensive explanation as to your consideration of each of these factors. In this regard, the financial statements provided for Graham Packaging Company, Inc. as well as the organizational structure disclosed on page 27 indicate that there are differences in the two entities.

Reorganization Adjustments, page 36

7. The pro forma balance sheet reflects a liability only for the cash savings attributable to current tax attributes resulting from the purchases of Graham Packaging Holdings Company partnership interests that occurred prior to and in connection with this offering and for the cash savings attributable to loss carryovers from prior periods (or portions thereof). Please disclose the terms of the purchases of partnership interests, whether these purchases have already occurred, and how it was determined which partnership interests would be purchased. Please also confirm that these are the same purchases that are discussed as part of adjustment (d) on page 38.

8. For adjustment (d), please clearly disclose the terms of these acquisitions and correspondingly how you arrived at the pro forma adjustment amount. Please clarify whether agreements have already been entered into to acquire these noncontrolling interests. Please clarify how you will pay for these and why no payment amounts are reflected on your pro forma balance sheet. Please also clarify how you determined that the adjustment should impact retained earnings (deficit) rather than additional paid-in capital. Refer to ASC 810-10-55-4B though 4E as well as ASC 810-10-55-4M.

Offering Adjustments, page 39

9. You expect Blackstone Management Partners III L.L.C. to terminate the monitoring agreement in exchange for a one-time payment representing the estimated fair value of future payments under the agreement. As a result of the termination, affiliates of Blackstone and the Graham Family will have no further obligation to provide services to you and you will have no further obligation to make annual payments of $4.0 million

David Bullock
Graham Packaging Company Inc.
January 13, 2010
Page 4

under this agreement. Please disclose how the terms of this one-time payment were decided, including whether the one-time payment is based on terms included in the original monitoring agreement. Please also disclose when you expect this termination agreement to be finalized.

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 42

Reorganization Adjustments, page 42

10.   Please expand your disclosures regarding adjustment (a) by addressing the following:

- Please clearly show how you are arriving at each amount included in the table, including the income tax receivable agreements obligation at the beginning of each period;

- Please clarify how you are arriving at the assumed pro forma payments amount; and

- You are recording an other income/expense described as increase (decrease) in income tax receivable agreements. Please tell us how you determined the impact should be reflected in the other expense, net line item.

Offering Adjustments, page 42

11.   We note your response to comment 16 in our letter dated November 25, 2009. Adjustment (c) eliminates the annual monitoring fees paid to affiliates of Blackstone and the Graham family due to the anticipated termination of the monitoring agreement. Please tell us the nature of the services received in connection with the monitoring agreement and whether you would need to continue to receive these services from another entity subsequent to the termination of the monitoring agreement.

12.   We note your response to comment 20 in our letter dated November 25, 2009. For adjustment (h), please address the following:

- In a similar manner to note (1), please clearly show the calculation for each of the reconciling items to arrive at pro forma weighted average shares outstanding-diluted; and

- You state that the weighted average share calculation gives retroactive effect to any changes in your capital structure as well as the number of shares the proceeds of which will be used to repay any debt as reflected in the pro forma adjustments. Please clearly disclose the number of IPO shares included in and excluded from the pro forma EPS computations.

13.   Please confirm and clarify your disclosures as necessary so that it is clear whether adjustment (f) relates to the same units that are discussed in adjustment (d) on page 38.

MD&A

Results of Operations, page 51

14.   We note your response to comment 22 in our letter dated November 25, 2009. We continue to believe that you should better quantify the extent to which fluctuation in your sales are attributable to changes in prices, changes in the volume of products sold, and the introduction of new products. In this regard, you could consider discussing the percentage of the increase or decrease which was due to a particular factor. For example, for the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008, you could disclose the percentage of the $267 million decrease in sales that was attributable to the changes in prices or changes in the volumes sold.

Critical Accounting Policies and Estimates

Long-Lived Assets and Impairment of Goodwill, page 58

15.   We note your response to comment 23 in our letter dated November 25, 2009. During the year ended December 31, 2008, certain long-lived assets were evaluated for possible impairment due to events or circumstances existing that indicated that the carrying value may not be recoverable. Of these assets, a subset of assets was further evaluated for impairment by comparing estimated fair value to the carrying value of such assets. For any assets or asset groups, including this subset of assets, which have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders' equity, please provide the following disclosures related to those assets or asset groups:

- The percentage by which the undiscounted cash flows and discounted cash flows, if the second step of the impairment test was performed, exceed the carrying value;

- The carrying value of these assets;

- A description of the assumptions that drive the undiscounted and discounted cash flows;

- A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

- A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Management, page 89

16.   Please revise and update your compensation disclosure, including your "Compensation Discussion and Analysis" disclosure and the related compensation tables, to cover your fiscal year ended December 31, 2009.

Compensation Discussion and Analysis, page 93

Administration and Role of Executive in Establishing Compensation, page 94

17.   We note your response to comment 31 in our letter dated November 25, 2009. Please revise your prospectus disclosure to reflect the information in your response, updated as necessary to reflect any changes for 2009.

Certain Relationships and Related Party Transactions, page 118

Core Trust Purchasing Group Participation Agreement, page 123

18.   We note your response to comment 43 in our letter dated November 25, 2009. As previously requested, please revise your prospectus disclosure to disclose the approximate dollar value of the amount involved in the transaction. Please refer to Item 404(a)(3) of Regulation S-K and Section 230.03 of our Compliance & Disclosure Interpretations for Regulation S-K, which is available on our website.

Financial Statements

General

19.   Page 28 indicates that a stock split will occur immediately prior to this offering. Please revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. Doing this in the next amendment will save us substantial review time in future amendments. If your auditors believe that only a "draft" report can be presented, due to a pending future event such as the stock split, they must include in the filing a signed and dated preface to their "draft" report stating the reason for the "draft" report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. The signed, dated, and unrestricted auditor's report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

Unaudited Financial Statements

General

20.   We note your response to comment 51 in our letter dated November 25, 2009. You determine the fair value of a partnership unit based on the weighting of three valuation approaches. Please provide us with a summary of how the fair value of the partnership units was determined as of December 31, 2008 and October 1, 2009. Your summary should include the following:

- Please provide us with the computations which show how fair value was determined as of each date. These computations should include the fair value determined based on each approach used as well as show how you combined each of these approaches to arrive at the final fair value;

- You used a lack of marketability discount in your determination of fair value which it appears was 10% in your December 31, 2008 valuation and 5% in your October 1, 2009 valuation. Please clarify whether any additional discounts were used to arrive at the fair value amount as well as how you determined the appropriate discount percentages; and

- Please provide us with a summary of the key assumptions used under each approach and your basis for each of these assumptions. For example, for the market multiple approach, please address how you determined which comparable packaging companies to use.

21.   A subscription agreement was entered into on May 4, 2009 to purchase 25.66 shares of common stock of Graham Packaging Company, Inc. at a price of $9,741.06. Please help us understand how you determined that this equated to a partnership unit price of $25,122.

22.   Please address the following related to your reconciliation of the IPO price range:

- You estimate that there was a $285.3 million of implied EBITDA and EBIT multiple increase from December 31, 2008 to September 30, 2009. Given that the majority of your partnership option grants were made in April, May, and June 2009, please address what consideration you gave as to whether a portion of this implied EBITDA and EBIT multiple increase could have occurred prior to or during the time of these option grants. For example, using the same market multiple approach, please tell us whether there would have been a similar increase if you had done the valuation as of March 31, 2009 or around the same time as these option grants. In a similar manner, please address whether there was an increase in the last twelve month EBIT and EBITDA at the time of these option grants; and

- Please further advise on the nature of the line items described as the increase in enterprise valuation as well as the increase in equity value. Please also address how you arrived at these amounts.

We will not be able to complete our evaluation of your response until the IPO range has been disclosed. To the extent applicable, please reconcile the fair values you used for your equity transactions to the fair value indicated by the anticipated IPO price.

Graham Packaging Holdings Company

Form 10-K for the Year Ended December 31, 2008

General

23.   Please address the comments above in future filings, as applicable.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nudrat Salik, staff accountant, at (202) 551-3692 or Rufus Decker, accounting branch chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King, staff attorney, at (202) 551-3338 or the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Richard A. Fenyes, Esq. (Via Facsimile 212-455-2502)